AMERICAN BONANZA GOLD CORP.

Report as to Voting Results Submitted Pursuant to
Section 11.3 of National Instrument 51-102

To: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Newfoundland Securities Commissions

Report of Voting Results

This report is submitted for and on behalf of American Bonanza Gold Corp. (the “Company”) in respect of an annual general meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of the Company held on June 22, 2012. This report briefly describes the matters voted upon and the outcome of the votes at the Meeting.

1.	Appointment of Auditor

According to proxies received and vote by show of hands, KPMG was appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration.

2.	Determination of the Number of Directors

According to proxies received and vote by show of hands, the number of directors was determined at six.

3.	Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

James Bagwell
Giulio Bonifacio
Brian Kirwin
Robert McKnight
Ronald Netolitzky
Jamie Newall